connetics® Corp

Connecting Science, Skin and Lives™

Annual Report 2001

Dear Stockholders For companies to be successful in an ever-changing business environment they must continually examine their opportunities and, when necessary, reinvent themselves. In 2001, we successfully reinvented Connetics. We have always been committed to developing and commercializing innovative therapeutics. However, during the past year, we made a strategic decision to focus our product development and commercial efforts exclusively on the medical specialty of dermatology.

Connetics has now been active in product development and commercialization for the dermatology market for more than five years. Dermatology is an incredibly exciting specialty to serve. Our research programs provide the opportunity to market new treatments and improve the lives of millions of people suffering from skin diseases. The commercial market is also very substantial, presenting opportunities for business growth and expansion.

Dermatology medical professionals are an extraordinary group of individuals. They are highly trained and committed to advances in treatments, and they are acutely aware of meeting the needs of their patients. It is an inspiration for us when patients using our products achieve dramatic improvements in their disease and quality of life.

Some of the most significant events in 2001 that underscore our commitment to developing and marketing unique dermatology products, include:

> Acquiring Soltec, which gives us important formulation and product development expertise and directly contributes to our financial performance.
> Doubling the size of our sales force to more than 60 professionals, giving us comprehensive sales coverage of the dermatology market.
> Successfully completing a study to expand the use of OLUX™, and submitting the data to the FDA. Successful approval of our submission will allow access to the 80% of the topical steroid market not currently covered in our label.
> Completing two significant licensing transactions, resulting in two major global OTC brands being developed and potentially commercialized using our technologies.
> Increasing our support of dermatology through major sponsorship of dermatology medical meetings, training programs and clinical research.
> Divesting our product Ridaura and discontinuing development of our relaxin product, allowing us to focus our resources entirely on building our dermatology business.



As a result of these activities, we now have a strong direction and clear commitment to dermatology. We have valuable technologies for delivering products topically, broad product development expertise, a deep pipeline of products and a very talented and successful sales and marketing organization. These are assets upon which we believe we have built a successful, high-growth company.

With our reinvention of Connetics, we also have a redesigned logo and a new corporate tagline. The logo is comprised of three interlocking letter C's. It is a progressive and dynamic symbol that represents the character of our company. Our new tagline succinctly spells out our mission — Connecting Science, Skin and Lives. Good science and medical research are the foundation of our company. Bringing innovative dermatology therapies to dermatologists and their patients is our business.

We have maintained our commitment to take calculated product development risks in order to develop improved therapies, and we have maintained our commitment to build a quality, profitable, commercial company. Our commitment to this vision and these principles has never been stronger, and our opportunities have never been more exciting.

On behalf of the 133 employees of Connetics and our Board of Directors, I thank you for your support. Each of us is dedicated to working hard to bring effective new therapies to patients, and to create value for our shareholders. We are delighted to have you join us for this exciting journey.

Sincerely,

Thomas Wiggans

Thomas G. Wiggans
President and Chief Executive Officer
March 2002

Connecting science

COMMITTED to building the leading independent dermatology company, Connetics has focused its resources exclusively on serving the dermatology market. We have taken significant steps over the past year to grow our dermatology franchise, including acquiring Soltec Research Pty Ltd, expanding our dermatology pipeline, increasing our sales force and creating the Center for Skin Biology.

Connetics has invested resources to develop the Center for Skin Biology to connect the scientific understanding of skin disease with better treatment options. The Center was created to bring together leading dermatologists and pharmacologists from across the country to examine how topical drugs interact with the skin. The purpose of the Center for Skin Biology is to learn how to optimize drug penetration, distribution and efficiency at the targeted treatment site on the skin and to evaluate new agents for the development of innovative dermatological products. We believe this consortium of experts will enable Connetics to bring even more effective and novel treatments to its product platform and the dermatology market.

In April 2001, we acquired Soltec, a company widely known for highly innovative research in topical drug delivery technologies. Soltec's scientists have developed a variety of technologies that provide unique and highly effective means of administering drugs to the skin. The acquisition of Soltec provides Connetics with a broad development platform of delivery technologies to advance its pipeline, as well as a talented group of scientists to drive research and innovation.

Together, the Center for Skin Biology and Soltec aim to provide Connetics with a powerful strategic competitive advantage in the development of products that are state of the art in both formulation and skin pharmacology.

(Top photo) **Xinfan Huang, M.D., Senior Director, Center for Skin Biology and Hanafi Tanojo, Ph.D, Senior Scientist, Pharmacology/Toxicology working with a flow-through diffusion cell, which studies the pharmacokinetics of topical drugs. The Center for Skin Biology was created to examine how topical drugs interact with and penetrate the skin. The Center will support the continued development of innovative topical dermatology products through scientific evaluation of potential products, and advancing the understanding of skin biology.**

(Bottom photo) **Soltec, the research operation of Connetics in Australia, focuses on discovering and developing innovative topical drug delivery formulations. These formulations aim to improve the management of dermatological diseases, provide significant product differentiation and extend product life cycles.**



The Center for Skin Biology



Soltec Research Pty Ltd


50 g
Rx only

Connecting skin

CONFIDENT in Connetics' products to effectively treat skin diseases, dermatologists and patients trust Luxíq and OLUX. Both absorb into the skin quickly and leave no visible residue on skin, hair or clothing. Luxíq and OLUX are delivered through a proprietary technology that applies medicine to the skin consistently and effectively, making it easy for patients to use. A recent clinical study showed 98 percent of patients surveyed were more likely to comply with their treatment regimens when using the foam.

After a successful clinical trial, Connetics has applied for FDA approval to expand OLUX's label to treat psoriasis in non-scalp areas. OLUX is already proven as an effective and convenient treatment for scalp dermatoses. Approval of the expanded OLUX label could provide Connetics the opportunity to pursue a market estimated to be in excess of $600 million. It would also provide dermatologists and patients with an effective and convenient alternative to currently available treatments. Also, results from 17 clinical trials involving Connetics' products in a variety of steroid responsive dermatoses were presented at the 2002 American Academy of Dermatology Annual Meeting.

We continue to expand our clinical portfolio with a strong pipeline of potential new therapies. Through our product development programs, we are targeting new market opportunities that make up 90 percent of the $4.0 billion U.S. market for prescription topical dermatology pharmaceuticals. Our most advanced programs are focused on product development for the $665 million antifungal and the $612 million antibiotic segments.

While Connetics is focused on the prescription dermatology market, one of our key strengths is providing the market with innovative delivery systems. Connetics has granted Pharmacia Corporation rights to our proprietary foam delivery technology for use with Pharmacia's Rogaine® hair loss treatment. The agreement offers financial and strategic opportunities and reinforces the value of the foam delivery system. Also in 2001, we licensed our Liquipatch™ delivery system to a major international healthcare company for the development of one of its global over-the-counter brands.

(Top photo) **Connetics' distinctive topical foam delivery technology liquefies when applied to the skin. Upon application it delivers the therapeutic agents directly to the affected area. Luxíq and OLUX are cosmetically elegant and quick drying. These characteristics are designed to make Luxíq and OLUX easier to use, non-greasy and generally more appealing to patients than other dermatological lotions, creams and ointments currently on the market.**

(Chart) **There are five major segments that make up the $4.0 billion U.S. market for prescription topical dermatology pharmaceuticals. Luxíq and OLUX are treatments in the $985 million U.S. topical steroid market segment.**



Foam delivery technology

[illegible]


Retinoids
Antifungals
Antibiotics
Other
$985
$1,143
$605
$612

Source: IMS Health National Prescription Audit 2001



Dear Ms. [illegible]

I am a 33 year old patient of Dr. Nancy Wolfin of Great Neck, New York, and a victim of psoriasis for the past 21 years. During this time I have had periods of "clean skin" but for the most part, the majority of my body has been covered with lesions.

Over the years I have seen several doctors and used many treatments including; coal tar gels, cortisone creams and ointments, hot olive oil in my scalp, light box treatments, sleeping in "psoriasis suites," steroid injections, and at one point early on in the disease I received as many as 15 injections along my hair-line at one doctor's visit (not Dr. Wolfin). I have applied something, somewhere twice (sometimes three times) a day for most of my life. Not to mention the number of allergic reactions I have encountered, usually with coal tar products.

Consistently for the past nine years, I have had lesions covering the back and front of both legs, thighs, buttock, arms, shoulders, and torso as well as the top of both hands and scattered areas on my face and neck. Even in the summer months with exposure to sun. About six months ago, I began taking methotrexate for my psoriatic arthritis. Early on this medication helped ease the pain of the arthritis, but the dosage was increased under the supervision of my doctor (not Dr. Wolfin) in an effort to help treat the skin lesions.

About three weeks ago, I went to Dr. Wolfin in complete despair. Despite the methotrexate, my body was still covered with these horrible lesions and my skin hurt with every move I made as the lesions rubbed against my clothing. At this point, Dr. Wolfin suggested I try your product, OLUX twice a day and come back to see her in a couple of weeks. I returned to see Dr. Wolfin last Friday [illegible]

For the [illegible] In fact, I brought Dr. Wolfin flowers. [illegible] medicated mousse did to my skin. Every inch of my skin [illegible] seen this "clean" and clear in nine years! It is truly a miracle.

I had to take a moment to [illegible] done for me. [illegible]

[illegible]

Thank you for your time. *Just Thank You.*

Sincerely,
Carol Renta

Connecting lives

CARING about patients and providing innovative therapies for serious skin diseases is what Connetics is all about. An important part of our mission is to improve the quality of life for each patient. The promise of bringing treatments and hope for a better life to the millions of people who can be treated with Luxíq, OLUX and future products, strengthens our resolve to achieve excellence in each area of our company.

We are also committed to providing the best customer service possible to dermatologists, the dermatology community and the patients who use our products. Our sales force is one of our greatest strengths and most important assets. Over 75 people in our sales and marketing organization, including a field sales force of 62, are experienced, well trained and highly motivated to execute on Connetics' sales objectives.

Our sales force directly serves doctors responsible for approximately 90 percent of the dermatology prescriptions written in the United States. We pride ourselves on our relationship with dermatologists and the dermatology community and our collaboration with them to improve patients' lives.

Connetics is dedicated to bringing its science and product development expertise to dermatology. Through our solid commitment to science, the dermatology community and patients, Connetics is connecting science, skin and lives.

(Top photo) **Nancy Wolfin, M.D., a dermatologist in Great Neck, New York, is dedicated to finding the most effective treatments for Carol Renta and her other patients with skin diseases. Dr. Wolfin prescribes Luxíq and OLUX because her patients have outstanding results and success stories such as Carol's on the preceding page.**

(Bottom photo) **Patrice Kolomer, Territory Manager in Long Island, New York, works closely with Dr. Nancy Wolfin and other dermatologists to provide product information and support.**



Nancy Wolfin, M.D.



Patrice Kolomer



Dermatology Product Sales (Dollars in millions)

Financial Data (in millions)

		1999		2000		2001
Operations:						
Product revenues	$	16.6	$	20.1	$	30.9
Contract and royalty revenues		10.3		20.7		3.2
Total revenues		26.9		40.8		34.1
Total expenses		54.5		52.4		60.6
Loss from operations		(27.6)		(11.6)		(26.5)
Gain on sale of investments		-		43.0		8.1
Other		0.3		0.8		1.7
Net income (loss) before cumulative effect of change in accounting principle		(27.3)		32.2		(16.7)
Cumulative effect of change in accounting principle		-		(5.2)		-
Net income (loss) after cumulative effect of change in accounting principle	$	(27.3)	$	27.0	$	(16.7)
Balance sheet:						
Cash and securities	$	26.3	$	80.2	$	48.5
Total assets		30.4		85.7		72.3
Stockholders' equity		14.3		72.6		61.4

Board of Directors

G. Kirk Raab
Chairman
Former President and Chief Executive Officer, Genentech, Inc.

Thomas G. Wiggans
President and Chief Executive Officer, Connetics Corporation

Alexander E. Barkas, Ph.D.
Managing Partner, Prospect Venture Partners

Eugene A. Bauer, M.D.
Former VP, Stanford University Medical Center and Dean, Stanford University School of Medicine 1995-2000

John C. Kane
Former President and Chief Operating Officer, Cardinal Health, Inc.

Thomas D. Kiley
Attorney

Glenn A. Oclassen
Founder and Former Chairman, Oclassen Pharmaceuticals, Inc.

Leon E. Panetta
Director, The Leon & Sylvia Panetta Institute for Public Policy

connetics®

Connetics Corporation
3290 West Bayshore Road
Palo Alto CA 94303
T 650 843 2800
F 650 843 2899
www.connetics.com

Special Note Except for historical information, this report contains forward-looking statements that involve risks and uncertainties. All information included in this report is based on information available to Connetics as of March 2002 and actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, risks and other factors that are discussed in documents filed by Connetics with the SEC. The significant risks include the risk that corporate revenue and profit margins will not be as projected, uncertainty of success of Connetics' product development efforts and commercialization and product acceptance, and the uncertainties associated with the regulatory process and competition from other products.